

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

February 29, 2012

Via U.S. Mail
Mr. Joseph Chalhoub
President and Chief Executive Officer
Heritage-Crystal Clean, Inc.
2175 Point Boulevard, Suite 375
Elgin, IL 60123

Re: Heritage-Crystal Clean, Inc.
Registration Statement on Form S-3
Filed February 13, 2012
File No. 333-179496

Dear Mr. Chalhoub:

        We have limited our review of your registration statement to those issues that we have addressed in our comments. In some of our comments, we may ask you to provide us information so that we may better understand your disclosure.

        Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to your registration statement and the information that you provide in response to these comments, we may have additional comments.

Calculation of Registration Fee Table

1. We note the statement in footnote (1) that the securities listed in the table may be sold separately, together, or as units with other securities. Include in the table the units as discrete securities being registered under this registration statement.

Risk Factors, page 2

2. We note the statement "Moreover, the risks and uncertainties discussed…are not the only risks and uncertainties that we face…" Since Heritage-Crystal Clean is required to

disclose all risks that it believes are material at this time, please remove the statement.

Description of Common Stock and Preferred Stock, page 16

3. Clarify in the first paragraph's second sentence that the summary includes the material
    terms and provisions of Heritage-Crystal Clean's common stock and preferred stock.

Common Stock, page 16

4. Disclose whether holders of common stock are entitled to cumulative voting rights.

Description of Stock Purchase Contracts and Stock Purchase Units, page 23

5. We note the disclosure that stock purchase contracts and stock purchase units may
    include senior or unsubordinated debt securities. Since debt securities are not
    included in this registration statement, please tell us what consideration you have given to
    the registration requirements of the Securities Act for the debt securities, and
    to describing the material terms and provisions of those securities. We may have
    additional comments upon review of your response.

6. We note the disclosure that stock purchase contracts and stock purchase units may
    include debt securities of third parties. Note that even if Heritage-Crystal Clean has an
    exemption available for the offer and sale of the third party securities, Heritage-Crystal
    Clean must provide information, possibly including financial statement and non-financial
    statement disclosures, about the issuer of the underlying securities in its registration
    statement. See the Morgan Stanley & Co., Incorporated no action letter (June 24, 1996),
    and refer to Question 203.03 in the Securities Act section of our Compliance and
    Disclosure Interpretations available on the Commission's website. If Heritage-Crystal
    Clean wishes to include the third party securities, please give us an analysis why
    registration under the Securities Act is not required, and include this information. If
    Heritage-Crystal Clean does not wish to offer third party securities underlying any stock
    purchase contracts and stock purchase units, please remove these references from the
    prospectus.

Incorporation of Information by Reference, page 28

7. Please incorporate the description of your common stock contained in the Exchange Act
    registration statement pertaining to your common stock as required by Item 12(a)(3) of Form
    S-3.

Undertakings, page 32

8. Include the undertaking required by Item 512(h) of Regulation S-K.

Exhibit 5.1

9. Include in the opinion the units being registered as discrete securities under this registration statement.

10. Confirm that the applicable instruments of any binding obligation securities being offered under this registration statement will be governed by the laws of the state of New York.

Closing

  We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information that the Securities Act and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures that they have made.

  Notwithstanding our comments, if you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

- The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

- The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their responsibilities under the

Securities Act and the Securities Exchange Act as they relate to the proposed public offering of the registered securities.

You may contact Edward M. Kelly, Senior Counsel, at (202) 551-3728 or me at (202) 551-3765 with any questions.

Very truly yours,

/s/ Pamela A. Long

Pamela A. Long
Assistant Director

cc: <u>Via Facsimile</u>
        Mark Harris, Esq.
        Heidi Steel, Esq.
        McDermott Will & Emery LLP
        227 West Monroe Street, Suite 4700
        Chicago, IL 60606